EXHIBIT 99.1

Cronos Group Inc. Announces Second Quarter and First-Half 2019 Results

Opened Cronos Device Labs, New Global R&D Center in Israel

Appointed Dr. Todd Abraham as Chief Innovation Officer

Announced Agreement to Acquire State-of-the-Art Fermentation Facility

Established New Growth Opportunity in the United States with Acquisition of Hemp-Based Products Platform

TORONTO, Aug. 08, 2019 (GLOBE NEWSWIRE) --  Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), today announced financial results and business highlights for the second quarter and first-half ended June 30, 2019.

“During the second quarter, Cronos Group expanded its R&D capabilities, innovation expertise and global infrastructure network in what has been a year of tremendous growth,” said Mike Gorenstein, CEO of Cronos Group. “We opened Cronos Device Labs, our new global R&D center in Israel, announced the acquisition of our new state-of-the-art fermentation facility and added Dr. Todd Abraham as Chief Innovation Officer to our executive leadership team.”

“We also took steps to enter the U.S. market with our recent acquisition of Redwood Holding’s hemp-based CBD platform. As we look ahead, we will continue to capitalize on this momentum by building on our partnerships with Altria and Gingko Bioworks and leveraging our collective resources and expertise to realize the significant potential in the growing cannabis industry.”

Financial Results Second Quarter 2019

($ in 000s, except where noted otherwise)	Three Months Ended				Six Months Ended
	June 30,		Change		June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Financial Results
Net Revenue	$10,237	$3,394	$6,843	202%	$16,707	$6,339	$10,368	164%
Gross Margin before Fair Value Adjustments	53%	63%	--	--	54%	55%	--	--
Adjusted EBITDA(1)	$(17,772)	$(2,396)	$(15,376)	642%	$(26,719)	$(3,896)	$(22,823)	586%
Extract Sales (% of Net Product Revenue)	20%	19%	--	--	21%	14%	--	--

Operating Results
Kilograms Sold	1,584	477	1,107	232%	2,695	978	1,717	176%
Net Product Revenue / Gram Sold	$6.44	$7.03	$(0.59)	(8%)	$6.15	$6.37	$(0.22)	(3%)
Cost of Sales before Fair Value Adj. / Gram Sold	3.01	2.63	0.38	14%	2.87	2.88	(0.01)	(0%)

Balance Sheet(2)
Cash and Cash Equivalents	$1,579,231	$89,609	$1,489,622	1,662%	$1,579,231	$89,609	$1,489,622	1,662%
Short-Term Investments	744,936	—	744,936	NA	744,936	—	744,936	NA
Derivative Liabilities	1,399,594	—	1,399,594	NA	1,399,594	—	1,399,594	NA

 (1)       See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
 (2)       Dollar amounts are as of the last day of the period indicated.

  Net revenue was $10.2 million in Q2 2019, representing a 202% increase from $3.4 million in Q2 2018, primarily driven by the launch of the adult-use market in Canada. Net revenue increased 58% quarter-over-quarter from $6.5 million in the first quarter of 2019, primarily driven by increased sales in CBD oil, which carries no excise tax reduction and increased sales of dry flower.
  1,584 kilograms were sold in Q2 2019, representing a 232% increase from 477 kilograms sold in Q2 2018, primarily driven by increased cannabis production and the launch of the adult-use market in Canada. Kilograms sold increased 43% quarter-over-quarter from 1,111 kilograms sold in the first quarter of 2019, primarily driven by increased cannabis production.
  Cost of sales before fair value adjustments per gram sold was $3.01 in Q2 2019, representing a 14% increase from $2.63 in Q2 2018 and a 12% increase from $2.69 in the first quarter of 2019. The increase quarter-over-quarter was driven by higher processing cost on a per gram basis.
  The Company experienced continued growth in cannabis oil sales, which represented 20% of net product revenue in Q2 2019 compared to 19% in Q2 2018.
($ in 000s, except where noted otherwise)	Second	First
	Quarter	Quarter	Change
	2019	2019	$	%
Financial Results
Net Revenue	$10,237	$6,470	$3,767	58%
Gross Margin before Fair Value Adjustments	53%	54%	--	--
Adjusted EBITDA(1)	$(17,772)	$(8,947)	$(8,825)	99%
Extract Sales (% of Net Product Revenue)	20%	23%	--	--

Operating Results
Kilograms Sold	1,584	1,111	473	43%
Net Product Revenue / Gram Sold	$6.44	$5.73	$0.71	12%
Cost of Sales before Fair Value Adj. / Gram Sold	3.01	2.69	0.32	12%

Balance Sheet(2)
Cash and Cash Equivalents	$1,579,231	$2,418,277	$(839,046)	(35%)
Short-Term Investment	744,936	—	744,936	NA
Derivative Liabilities	1,399,594	1,664,275	(264,681)	(16%)

 (1)       See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
 (2)       Dollar amounts are as of the last day of the period indicated.

Business Highlights

Global Supply Chain

Cronos Group is transitioning its current production footprint towards an efficient global supply chain model, which is expected to employ a combination of wholly-owned production facilities, third-party suppliers and global production partnerships, all of which is anticipated to support the manufacturing of the Company’s adult consumer goods. The Company remains focused on establishing industry-leading methodologies and best practices at Peace Naturals, the Company’s center of excellence, and leveraging expertise to create high quality domestic and international products that resonate with consumers.

In anticipation of the derivative market launching in Canada this fall, Cronos Group expanded its Canadian footprint with a cannabis concentrate supply agreement with MediPharm Labs Corp. (“MediPharm Labs”) in May 2019. MediPharm Labs will supply Cronos Group with approximately $30 million of cannabis concentrate over 18-months, and, subject to certain renewal and purchase options, potentially up to $60 million over 24-months. Additionally, Cronos Group and MediPharm Labs have entered into a tolling agreement, where Cronos Group may supply bulk cannabis to MediPharm Labs extraction facility to fulfill certain additional processing needs of the Company.

In July 2019, subsequent to the end of the second quarter, the Company entered into a contract manufacturing agreement with Heritage Cannabis Holdings Corp. (“Heritage”), a cannabis producer based in British Columbia. Heritage will be providing cannabis extract and services related to the filling and packaging of vaporizer devices for the Canadian cannabis adult-use and medical markets. The agreement has a two-year term with an option to extend upon agreement by both parties, at an annual potential contract value of $35 million, based on current projections.

Global Sales and Distribution

Cronos Group remains committed to leading the industry forward responsibly as derivative products are introduced to the Canadian marketplace this fall. Along with Cronos Group’s internal capabilities, the Company has partnered with third-party producers to support the Company’s entry into the vaporizer category in Canada. Both aforementioned third-party suppliers are expected to utilize the Company’s proprietary formulations for production.

Intellectual Property Initiatives

In May 2019, Cronos Group established Cronos Device Labs, a global research and development (“R&D”) center for vaporizer innovation. Cronos Device Labs’ advanced facility is based in Israel, a leader in cannabis R&D, and supports Cronos Group’s efforts to develop next-generation vaporizer products that are designed specifically for cannabinoid applications.

Cronos Device Labs, which is equipped with an experienced team of product development talent, advanced vaporizer technology and analytical testing infrastructure, serves as the global center of R&D for the Company’s vaporizer devices.

The 23-member team at Cronos Device Labs, which brings to Cronos Group over 80 years of combined expertise in vaporizer development, is comprised of product designers, mechanical, electrical and software engineers, and analytical and formulation scientists. Cronos Device Labs significantly enhances Cronos Group’s technology and development capabilities and is expected to enable the Company to deliver expanded product offerings to customers that are specially tailored to cannabinoid use.

Subsequent to the end of the second quarter, Cronos Group closed the previously announced acquisition of an 84,000 square foot GMP compliant fermentation and manufacturing facility in Winnipeg, Manitoba from Apotex Fermentation Inc. (“AFI”) on July 31, 2019. The state-of-the-art facility, which will operate as “Cronos Fermentation”, includes fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas with a combined production capacity of 102,000L, three downstream processing plants, and bulk product and packaging capabilities.

The acquisition was funded using existing cash on hand and is expected to provide the fermentation and manufacturing capabilities the Company needs in order to capitalize on the progress underway with Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”). The Ginkgo Bioworks partnership aims to bring innovation and biological manufacturing to the cannabis industry, which would allow for cannabinoid production at large scale and with greater efficiency compared to traditional cultivation and extraction. Commercial production at the facility is subject to completion of the equipment alignment for cannabinoid-based production, the receipt of the appropriate licenses from Health Canada to produce cultured cannabinoids under the Cannabis Act (Canada) and the achievement of certain milestones under the strategic partnership with Ginkgo Bioworks.

Brand Portfolio

Subsequent to the end of the second quarter, Cronos Group entered into a definitive agreement to acquire four of Redwood Holding Group, LLC’s operating subsidiaries (collectively, “Redwood”). Redwood manufactures, markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the Lord Jones™ brand. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant.

Under the terms of the agreement, Cronos Group will acquire Redwood for approximately US$300 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment. US$225 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid in newly issued Cronos Group common shares. Cronos Group will fund the cash portion of the transaction with cash on hand. The acquisition is expected to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals.

Conference Call

The Company will host a conference call and live audio webcast on Thursday, August 8, 2019 at 8:30 a.m. EST to discuss second quarter 2019 results. The call will last approximately one hour. Instructions for the conference call are provided below:

  Live audio webcast: https://ir.thecronosgroup.com/events/event-details/second-quarter-2019-earnings-conference-call
  Toll Free from the U.S. and Canada dial-in: (866) 795-2258
  International dial-in: (409) 937-8902
  Conference ID: 3164005

An audio replay of the call will be archived on the Company’s website for replay.

About Cronos Group

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-looking statements
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the anticipated benefits of our joint ventures, strategic alliances, research and development initiatives, acquisitions and other commercial arrangements, including the ability to produce and distribute the target cannabinoids under our strategic partnership with Ginkgo Bioworks, Inc., the ability to build innovative vaporizer products and expand product offerings through Cronos Device Labs and the ability to further create and scale hemp-derived consumer products through the Company’s acquisition of Redwood; expectations regarding the Company’s acquisition of Redwood, including anticipated timing of closing of the acquisition and the anticipated benefits therefrom; our ability to execute on our growth strategy, including the construction of production facilities and the commencement of operations by our joint ventures and the timing thereof; the ability of Cronos Group, our joint ventures, strategic partners and commercial counterparties to obtain all necessary licenses, permits and approvals; our ability to expand our distribution network and global footprint; our business and operations; our strategy for future growth; our intention to build an international iconic brand portfolio and develop disruptive intellectual property; and the growth potential of the cannabis industry and our ability to realize such opportunity. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the forward-looking statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's most recent management’s discussion and analysis and the Company’s annual information form for the year ended December 31, 2018, both of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

All references in this press release to “dollars”, “C$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2019 and December 31, 2018
(in thousands of CDN $)
	Notes	As at June 30, 2019	As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	22(a)	$1,579,231	$32,634
Short-term investments	22(a)	744,936	-
Interest receivable	22(a)	5,751	-
Accounts receivable	22(a)	11,960	4,163
Sales taxes receivable		7,936	3,419
Prepaid expenses and other assets		7,079	3,876
Biological assets	4	10,032	9,074
Inventory	4	41,667	11,584
Total current assets		2,408,592	64,750
Advances to joint ventures	5,22(a)	26,608	6,395
Net investments in equity accounted investees	5	2,025	4,038
Other investments	6	300	705
Loans receivable	7,22(a)	16,664	314
Property, plant and equipment	8	196,718	171,720
Right-of-use assets	3,11	3,359	171
Intangible assets	9	11,461	11,234
Goodwill	9	1,792	1,792
Total assets		$2,667,519	$261,119

Liabilities
Current liabilities
Accounts payable and other liabilities	22(b)	30,747	15,372
Holdbacks payable	22(b)	2,274	7,887
Government remittances payable	22(b)	630	1,123
Current portion of lease obligations	3,11,22(b)	417	41
Construction loan payable	12,22(b)	-	20,951
Derivative liabilities	13,22(b)	1,399,594	-
Total current liabilities		1,433,662	45,374
Lease obligations	3,11,22(b)	3,109	119
Due to non-controlling interests	10,22(b)	2,249	2,136
Deferred income tax liability	20	4,036	1,850
Total liabilities		$1,443,056	$49,479
Shareholders' equity
Share capital	14(a)	559,296	225,500
Warrants	15(a)	754	1,548
Stock options	15(b)	8,573	6,241
Retained earnings (accumulated deficit)		655,047	(22,715
Accumulated other comprehensive income		944	930
Total equity attributable to shareholders of Cronos Group		1,224,614	211,504
Non-controlling interests	3,10	(151)	136
Total shareholders' equity		1,224,463	211,640
Total liabilities and shareholders' equity		$2,667,519	$261,119

Commitments and contingencies	19
Subsequent events	25

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except share and per share amounts)		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019	2018
Gross revenue	16	$10,787	$3,394	$17,772	$6,339
Excise taxes		(550)	-	(1,065)	-
Net revenue		10,237	3,394	16,707	6,339
Cost of sales
Cost of sales before fair value adjustments		4,762	1,254	7,746	2,821
Gross profit before fair value adjustments		5,475	2,140	8,961	3,518
Fair value adjustments
Unrealized change in fair value of biological assets	4	(4,024)	(6,831)	(17,577)	(9,575)
Realized fair value adjustments on inventory sold in the period		3,557	2,625	7,279	4,819
Total fair value adjustments		(467)	(4,206)	(10,298)	(4,756)
Gross profit		5,942	6,346	19,259	8,274
Operating expenses
Sales and marketing		5,358	364	6,858	950
Research and development		3,076	-	4,633	-
General and administrative		15,176	4,219	24,787	6,680
Share-based payments	15(b)	2,002	950	2,739	1,724
Depreciation and amortization	8,9,11	675	323	1,145	608
Total operating expenses		26,287	5,856	40,162	9,962
Operating loss		(20,345)	490	(20,903)	(1,688)
Other income (expense)
Interest income (expense)		12,531	(37)	15,251	(59)
Financing and transaction costs	12,13,25	(4,505)	-	(34,066)	-
Gain on revaluation of derivative liabilities	13	263,943	-	700,326	-
Share of (loss) income from investments in equity accounted investees	5	(991)	3	(1,255)	44
Gain on disposal of Whistler	5	-	-	20,606	-
Gain on other investments	6	-	-	924	221
Total other income		270,978	(34)	701,786	206
Income (loss) before income taxes		250,633	456	680,883	(1,482)
Deferred income tax (recovery) expense	20	(335)	(267)	2,222	(1,155)
Net income (loss)		$250,968	$723	$678,661	$(327)
Net income (loss) attributable to:
Cronos Group		$251,117	$723	$678,946	$(327)
Non-controlling interests	10	(149)	-	(285)	-
		$250,968	$723	$678,661	$(327)
Other comprehensive income (loss)
Gain on revaluation and disposal of other investments, net of tax	6,20	$-	$39	$103	$4
Foreign exchange loss on translation of foreign operations	2(a),10	(104)	-	(87)	-
Total other comprehensive income (loss)		(104)	39	16	4
Comprehensive income (loss)		$250,864	$762	$678,677	$(323)
Comprehensive income (loss) attributable to:
Cronos Group		$251,011	$762	$678,960	$(323)
Non-controlling interests	10	(147)	-	(283)	-
		$250,864	$762	$678,677	$(323)
Earnings (loss) per share
Basic	17	$0.75	$0.00	$2.14	$(0.00)
Diluted	17	$0.22	$0.00	$0.58	$(0.00)
Weighted average number of outstanding shares
Basic	17	334,665,873	175,529,196	317,940,749	166,343,078
Diluted	17	374,676,595	211,524,230	364,872,093	166,343,078

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three and six months ended June 30, 2019 and June 30, 2018 (in thousands of CDN $)
		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019	2018
Operating activities
Net income (loss)		$250,968	$723	$678,661	$(327)
Items not affecting cash and cash equivalents:
Unrealized change in fair value of biological assets	4	(4,024)	(6,831)	(17,577)	(9,575)
Realized fair value adjustments on inventory sold in the period		3,557	2,625	7,279	4,819
Share-based payments	15(b)	2,002	950	2,739	1,724
Depreciation and amortization	8,9,11	675	323	1,145	608
Depreciation relieved on inventory sold	21	363	47	598	216
Gain on revaluation of derivative liabilities	13	(263,943)	-	(700,326)	-
Share of loss (income) from investments in equity accounted investees	5	991	(3)	1,255	(44)
Gain on disposal of Whistler	5	-	-	(20,606)	-
Gain on other investments	6	-	-	(924)	(221)
Deferred income tax (recovery) expense	20	(335)	(267)	2,222	(1,155)
Foreign exchange loss (gain)		178	4	92	(12)
Net changes in non-cash working capital	21	(47,860)	(4,437)	(30,541)	(16,662)
Cash and cash equivalents used in operating activities		(57,428)	(6,866)	(75,983)	(20,629)
Investing activities
Purchase of short-term investments		(744,936)	-	(744,936)	-
Advances to joint ventures	5	(5,481)	-	(21,293)	-
Investments in equity accounted investees	5	-	-	(2,200)	-
Proceeds from sale of other investments	6	-	280	26,078	967
Payment to exercise ABcann warrants	6	-	-	-	(113)
Advances on loans receivable	7	(16,350)	-	(16,350)	-
Purchase of property, plant and equipment	8	(14,445)	(30,025)	(27,899)	(37,667)
Purchase of intangible assets	9	(577)	(38)	(628)	(169)
Advance to Cronos Israel	10	-	(378)	-	(1,304)
Cash and cash equivalents used in investing activities		(781,789)	(30,161)	(787,228)	(38,286)
Financing activities
Advance from non-controlling interests	10	2	-	113	-
Repayment of lease obligations	11	(184)	-	(216)	-
Repayment of construction loan payable	12	-	-	(21,311)	-
Payment of accrued interest on construction loan payable	12	-	-	(121)	(185)
Advance under Credit Facility	12	-	-	65,000	-
Repayment of Credit Facility	12	-	-	(65,000)	-
Proceeds from Altria Investment	13,14(a)	-	-	2,434,757	-
Proceeds from share issuance	14(a)	-	100,032	-	146,032
Share issuance costs	14(a)	(101)	(6,363)	(5,002)	(9,444)
Proceeds from exercise of warrants and options	15(a),(b)	750	599	1,932	2,913
Withholding taxes paid on share appreciation rights	15(b)	(569)	-	(1,116)	-
Proceeds from exercise of Top-up Rights	13(c),14(b)	828	-	828	-
Cash and cash equivalents provided by financing activities		726	94,268	2,409,864	139,316
Net change in cash and cash equivalents		(838,491)	57,241	1,546,653	80,401
Cash and cash equivalents - beginning of period		2,417,855	32,368	32,634	9,208
Effects of foreign exchange on cash and cash equivalents		(133)	-	(56)	-
Cash and cash equivalents - end of period		$1,579,231	$89,609	$1,579,231	$89,609

Supplemental cash flow information
Interest paid		$77	$189	$752	$496
Interest received		10,054	-	10,054	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Non-IFRS Measures

The Company uses certain measures that are not recognized under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Each non-IFRS measure is reconciled to its most directly comparable IFRS measure.

Adjusted EBIT
Adjusted earnings before interest and tax (“Adjusted EBIT”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBIT is defined as net income or loss, excluding interest expense, interest income, deferred income tax expense or recovery, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold, financing costs, gain on revaluation of derivative liabilities, share of income or loss from investments in equity accounted investees and gain or loss on investments. The Company believes that Adjusted EBIT is useful to compare its operating profitability across periods.

Adjusted EBITDA
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as Adjusted EBIT excluding depreciation and amortization. The Company believes that Adjusted EBITDA is useful to compare its ability to generate cash from operations across periods.

Reconciliation of non-IFRS measures
A reconciliation of Adjusted EBIT and Adjusted EBITDA to net income, the most directly comparable IFRS measure, is presented in the following table.

($ in 000s)	Second	First	Second
	Quarter	Quarter	Quarter
	2019	2019	2018
Net Income (Loss)	$250,968	$427,693	$723
Adjustments
Interest (Income) Expense	(12,531)	(2,720)	37
Deferred Income Tax Expense (Recovery)	(335)	2,557	(267)
Share-Based Payments	2,002	737	950
Unrealized Change in Fair Value of Biological Assets	(4,024)	(13,553)	(6,831)
Realized Fair Value Adjustments on Inventory Sold	3,557	3,722	2,625
Financing and Transaction Costs	4,505	29,561	—
Gain on Revaluation of Derivative Liabilities	(263,943)	(436,383)	—
Share of Loss (Income) from Investments in Equity Accounted Investees	991	264	(3)
Gain on Disposal of Whistler	—	(20,606)	—
Gain on Other Investments	—	(924)	—
Adjusted EBIT	(18,810)	(9,652)	(2,766)
Depreciation and Amortization	1,038	705	370
Adjusted EBITDA	(17,772)	(8,947)	(2,396)

For further information, please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com